Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2003	2002	2001	2000	1999

Net Income Before Preferred
Stock Dividends	$ 79,582	$ 77,818	$ 75,259	$ 73,576	$ 78,217

Add - Income Taxes	45,752	47,832	47,692	41,954	44,115
Fixed Charges excluding capitalized interest	22,314	23,673	36,737	33,640	31,398

Earnings	$ 147,648	$ 149,323	$ 159,688	$ 149,170	$ 153,730

Fixed Charges including capitalized interest	$ 22,314	$ 23,673	$ 36,737	$ 34,462	$ 34,040

Ratio of Earnings to Fixed Charges	6.62	6.31	4.35	4.33	4.52